SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2002

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A.

Publicly-held Company

CVM Registration No. 1771-0

C.N.P.J. No. 02.558.074/0001-73

N.I.R.E. 35.300.158.792

OFFICIAL NOTE

Telesp Celular Participações S.A. (“TCP”) announced that PT Móveis – Serviços de Telecomunicações SGPS, S.A. (PT Móveis) and Telefónica Móviles, S.A implemented the transfer of their direct and indirect equity investments in TCP and other interests in the Brazilian mobile telephone services to BRASILCEL, N.V., previously denominated BRASILCEL B.V. on December 27th. BRASILCEL N.V. is the Joint Venture established by both Groups, according to the Relevant Notices announced on October 19th, 2002, and on December 7th, 2002 in the “Diário do Estado de São Paulo”, and on October 21st, 2002 and December 9th 2002 in the “Gazeta Mercantil” newspapers.

TCP also communicates that due to operating procedures of depositary banks, the actual transfer to BRASILCEL, BV of its American Depositary Receipts (ADRs) owned by PT Móveis will be taken place at this present date.

São Paulo, December 30th, 2002.

TELESP CELULAR PARTICIPAÇÕES S.A.

Maria Paula de Almeida Martins Canais

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2002

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Maria Paula de Almeida Martins Canais
Maria Paula de Almeida Martins Canais Investor Relations Officer

FORWARD-LOOKING STATEMENTS

         This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.